Exhibit 12

COMPUTATION OF RATIO OF EARNINGS FIXED CHARGES

	2005	2004	2003
Income from continuing operations	40,443	40,641	40,558
Additions:
Fixed charges
Interest expense	37,743	34,500	30,040
Capitalized interest	1,127	703	248

	38,870	35,203	30,288
Deductions:
Capitalized interest	(1,127)	(703)	(248)

Adjusted earnings	78,186	75,141	70,598

Fixed Charges (from above)	38,870	35,203	30,288
Ratio of Earnings to Fixed Charges	2.01	2.13	2.33